COMMENTS RECEIVED ON 10/29/2020

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity MSCI Communications Services Index ETF, Fidelity MSCI Consumer Discretionary Index ETF,  Fidelity MSCI Consumer Staples Index ETF, Fidelity MSCI Energy Index ETF, Fidelity MSCI Financials Index ETF, Fidelity MSCI Health Care Index ETF, Fidelity MSCI Industrials Index ETF, Fidelity MSCI Information Technology Index ETF, Fidelity MSCI Materials Index ETF, Fidelity MSCI Real Estate Index ETF, Fidelity MSCI Utilities Index ETF

POST-EFFECTIVE AMENDMENT NO. 75

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2)

MSCI Communications Services Index ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing at least 80% of assets in securities included in the fund's underlying index. The fund's underlying index is the MSCI USA IMI Communication Services 25/50 Index, which represents the performance of the communication services sector in the U.S. equity market.”

C:

The Staff requests we provide examples in the “Principal Investment Strategies” of communications services industries.

R:

We believe the current disclosure satisfies the requirement of Item 4 of Form N‐1A to disclose each fund’s principal investment strategies. General Instruction C.(3)(b) to Form N‐1A permits a fund to include additional information in response to Item 9, and therefore we have included additional disclosure about particular industries or groups of industries, where appropriate, in the “Investment Details” section. In that section, we currently include the following disclosure:

“The fund's underlying index is the MSCI USA IMI Communication Services 25/50 Index, which consists of U.S. companies that are classified in the communication services sector according to the Global Industry Classification Standard (GICS ®). The GICS ® communication services sector contains companies that provide interactive media and services including search engines, social media and networking platforms; companies that produce and sell entertainment and media such as movies, TV, cable, radio, internet and satellite companies; interactive gaming and home entertainment products and services; advertising; publishing and public relations companies; operators of fixed-line telecommunications networks and companies; providers of cellular or wireless communications services and equipment; and providers of communications and high-density data transmission services and equipment.”

3)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

Example from MSCI Communications Services Index ETF:

“The fund seeks to provide investment returns that correspond, before fees and expenses, generally to the performance of the MSCI USA IMI Communication Services 25/50 Index.”

C:

The Staff requests we explain the “25/50” in each fund’s index name in the “Principal Investment Strategies” section.

R:

We believe that the index description provided for the fund’s MSCI (a third party) index, as disclosed in the “Investment Details” section, is consistent with the index provider’s description and is sufficient. We also believe that the fund’s principal investment strategies are appropriately summarized in accordance with Item 4 of Form N-1A.

4)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

Example from MSCI Communications Services Index ETF:

“The fund seeks to provide investment returns that correspond, before fees and expenses, generally to the performance of the MSCI USA IMI Communication Services 25/50 Index.”

C:

The Staff requests we disclose if each fund’s index includes small and mid‐cap issues and, if so, requests we add small and mid‐cap risks, if small and mid-cap investing is a principal strategy.

R:

Each fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. In addition, we believe that the index description provided for the fund’s MSCI (a third party) index, as disclosed in the “Investment Details” section, is consistent with the index provider’s description and is sufficient. We believe that the disclosure under the sub−heading “Principal Investment Risks” in the “Fund Summary” and “Investment Details” sections appropriately discloses each fund’s principal investment risks. Note, however, that while not principal risks per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.”

5)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we consider whether each fund’s disclosures, including risk disclosures, should be revised based on how events related to the COVID-19 pandemic may affect each fund and its investments. If each fund believes that no additional disclosure is warranted, the Staff requests we explain supplementally why not.

R:

The following highlighted disclosure is included in each fund’s “Fund Basics ‐ Principal Investment Risks”:

“Many factors affect each fund's performance. Developments that disrupt global economies and financial markets, such as pandemics and epidemics, may magnify factors that affect a fund’s performance. A fund's NAV changes daily based on changes in market conditions and interest rates and in response to other economic, political, or financial developments. A fund's reaction to these developments will be affected by the types of securities in which the fund invests, the financial condition, industry and economic sector, and geographic location of an issuer, and the fund's level of investment in the securities of that issuer. Because each fund's investments may be concentrated in a particular industry or group of related industries to approximately the same extent that the underlying index is concentrated, the fund's performance could depend heavily on the performance of that industry or group of industries and could be more volatile than the performance of less concentrated funds. In addition, because Fidelity® MSCI Communication Services Index ETF, Fidelity ® MSCI Consumer Discretionary Index ETF, Fidelity ® MSCI Consumer Staples Index ETF, Fidelity ® MSCI Energy Index ETF, Fidelity ® MSCI Financials Index ETF, Fidelity ® MSCI Health Care Index ETF, Fidelity ® MSCI Information Technology Index ETF, Fidelity ® MSCI Materials Index ETF, and Fidelity ® MSCI Utilities Index ETF may invest a significant percentage of assets in a single issuer, the fund's performance could be closely tied to that one issuer and could be more volatile than the performance of more diversified funds. When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money by investing in a fund.”

In addition, the following disclosure is included in each fund’s SAI:

“Disruption to Financial Markets and Related Government Intervention. Economic downturns can trigger various economic, legal, budgetary, tax, and regulatory reforms across the globe. Instability in the financial markets in the wake of events such as the 2008 economic downturn led the U.S. Government and other governments to take a number of then-unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases, a lack of liquidity. Federal, state, local, foreign, and other governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which a fund invests, or the issuers of such instruments, in ways that are unforeseeable. Reforms may also change the way in which a fund is regulated and could limit or preclude a fund's ability to achieve its investment objective or engage in certain strategies. Also, while reforms generally are intended to strengthen markets, systems, and public finances, they could affect fund expenses and the value of fund investments in unpredictable ways.

Similarly, widespread disease including pandemics and epidemics, and natural or environmental disasters, such as earthquakes, droughts, fires, floods, hurricanes, tsunamis and climate-related phenomena generally, have been and can be highly disruptive to economies and markets, adversely impacting individual companies, sectors, industries, markets, currencies, interest and inflation rates, credit ratings, investor sentiment, and other factors affecting the value of a fund's investments. Economies and financial markets throughout the world have become increasingly interconnected, which increases the likelihood that events or conditions in one region or country will adversely affect markets or issuers in other regions or countries, including the United States. Additionally, market disruptions may result in increased market volatility; regulatory trading halts; closure of domestic or foreign exchanges, markets, or governments; or market participants operating pursuant to business continuity plans for indeterminate periods of time. Further, market disruptions can (i) prevent a fund from executing advantageous investment decisions in a timely manner, (ii) negatively impact a fund's ability to achieve its investment objective, and (iii) may exacerbate the risks discussed elsewhere in a fund’s registration statement, including political, social, and economic risks.

The value of a fund's portfolio is also generally subject to the risk of future local, national, or global economic or natural disturbances based on unknown weaknesses in the markets in which a fund invests. In the event of such a disturbance, the issuers of securities held by a fund may experience significant declines in the value of their assets and even cease operations, or may receive government assistance accompanied by increased restrictions on their business operations or other government intervention. In addition, it remains uncertain that the U.S. Government or foreign governments will intervene in response to current or future market disturbances and the effect of any such future intervention cannot be predicted.”

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Trading Issues. There can be no assurance that an active trading market will be maintained. Market makers and Authorized Participants are not obligated to make a market in the fund’s shares or to submit purchase and redemption orders for creation units. In addition, trading may be halted, for example, due to market conditions. ”

C:

The Staff requests we also disclose that, in times of market stress, market makers or authorized participants may step away from their respective roles in making the market in shares of an ETF and in executing purchase or redemption orders and that this could lead to variances between the market price of the ETF’s shares and the underlying value of those shares.

R:

We believe that each fund’s principal investment risks are appropriately summarized in accordance with Item 4 of Form N-1A. Note that the following disclosure is included in each fund’s “Fund Basics ‐ Principal Investment Risks”:

“Trading Issues. Although shares are listed on an exchange, there can be no assurance that an active trading market or requirements to remain listed will be met or maintained. Only an Authorized Participant may engage in creation or redemption transactions directly with a fund. A fund has a limited number of intermediaries that act as Authorized Participants. There are no obligations of market makers to make a market in a fund's shares or of Authorized Participants to submit purchase or redemption orders for Creation Units. Decisions by market makers or Authorized Participants to reduce their role with respect to market making or creation and redemption activities during times of market stress, or a decline in the number of Authorized Participants due to decisions to exit the business, bankruptcy, or other factors, could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of a fund's portfolio securities and the market price of fund shares. To the extent no other Authorized Participants are able to step forward to create or redeem, shares may trade at a discount to NAV and possibly face delisting. In addition, trading of shares in the secondary market may be halted, for example, due to activation of marketwide "circuit breakers." If trading halts or an unanticipated early closing of the listing exchange occurs, a shareholder may be unable to purchase or sell shares of a fund. FDC, the distributor of each fund's shares, does not maintain a secondary market in the shares.”

7)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

For each index, the Staff requests we disclose the component selection criteria, index rating methodology, rebalance and reconstitution process, including frequency, and the approximate number of index components.

R:

We are not aware of a requirement to disclose the methodology of third-party indices or their component selection criteria, index rating methodology, rebalance and reconstitution process, or the approximate number of index components. We believe the description provided for each fund’s third-party index, as provided in the “Investment Details” section, is sufficient. Accordingly, we have not modified disclosure.

8)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm that derivatives are in each fund’s 20% basket.

R:

We confirm that derivatives are in the 20% basket.